Mail Stop 03-06


May 10, 2005

Mr. Michael J. Pecora
Chief Financial Officer
Unilens Vision Inc.
1910-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6


		RE: 	Unilens Vision Inc.
			Form 20-F for fiscal year ended June 30, 2004
      File No.  000-17861

Dear Mr. Pecora,

	We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.


								Sincerely,


								Martin F. James
								Senior Assistant Chief
Accountant